UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

[Translation]

June 21, 2011

To Shareholders

Yasuhiro Sato President & CEO Mizuho Financial Group, Inc. 5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

NOTICE OF RESOLUTIONS OF

THE 9TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the report was given and the resolutions were adopted or rejected at the 9th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) held on the date hereof as set forth below.

Description

Report Item:	Report on the Business Report for the 9th fiscal year (from April 1, 2010 to March 31, 2011), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

The details of the above were reported.

Matters to be Resolved:

<Company’s Proposals (Proposals 1 through 4)>

Proposal 1:	Disposal of surplus

This proposal was resolved and approved as originally proposed.

The amount of dividends on common stock at the end of this fiscal year was determined to be JPY 6 per share.

The amount of dividends on each class of preferred stock at the end of this fiscal year was also determined to be the respective prescribed dividend amounts.

Proposal 2:	Partial amendment to the Articles of Incorporation

This proposal was resolved and approved as originally proposed. The details of the amendment to the Articles of Incorporation are set forth below.

Proposal 3:	Appointment of seven (7) Directors

Messrs. Yasuhiro Sato, Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, four (4) Directors in total, have been reappointed to reassume their respective offices and Messrs. Junichi Nishizawa, Mitsuaki Tsuchiya, Masaaki Kono, three (3) Directors in total, have each been newly appointed to assume the office of Director.

Three (3) Directors among the above, Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law of Japan.

Proposal 4:	Appointment of three (3) Corporate Auditors

Messrs. Yoshinobu Shigeji, Toshinari Iyoda, and Isao Imai, three (3) Corporate Auditors in total, have each been newly appointed to assume the office of Corporate Auditor.

Mr. Isao Imai is an “outside corporate auditor” as provided for in Article 2, Item 16 of the Company Law of Japan.

    <Shareholders’ Proposals (Proposals 5 through 10)>

Proposal 5:	Amendment to the Articles of Incorporation (Preparation of an evaluation report in an appropriate manner)

This proposal was rejected.

Proposal 6:	Amendment to the Articles of Incorporation (Establishment of a third-party investigation committee on the Kanebo evaluation report issue, etc.)

This proposal was rejected.

Proposal 7:	Amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

This proposal was rejected.

Proposal 8:	Amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

This proposal was rejected.

Proposal 9:	Amendment to the Articles of Incorporation (Production of a robust computer system)

This proposal was rejected.

Proposal 10:	Amendment to the Articles of Incorporation (Relaxing of the restriction on the number of characters available with regard to a shareholders’ proposal)

This proposal was rejected.

With respect to Proposal 2, the resolution and approval thereof by this ordinary general meeting of shareholders shall also constitute resolution and approval by the general meeting of class shareholders concerning shares of common stock.

- End of Notice -

The Details of the Amendment to the Articles of Incorporation

(Changes are indicated by underline.)

Articles of Incorporation before the Amendment		Articles of Incorporation after the Amendment

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 28,485,271,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,369,512,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock:	24,115,759,000 shares	Common stock:	48,000,000,000 shares
Class XI preferred stock:	1,369,512,000 shares	Class XI preferred stock:	1,369,512,000 shares
Class XII preferred stock:	1,500,000,000 shares	Class XII preferred stock:	1,500,000,000 shares
Class XIII preferred stock:	1,500,000,000 shares	Class XIII preferred stock:	1,500,000,000 shares

Article 11. (Record Date)

1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year as the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.

(Newly established.)

Article 11. (Record Date)

1.                             (No change.)

2. The provision of the preceding paragraph shall apply mutatis mutandis to the record date for voting rights at the general meetings of holders of classes of stock, where there is a matter to be resolved at an ordinary general meeting of shareholders that requires, in addition to such resolution, a resolution by the relevant general meeting of holders of class of stock.

2. In addition to the preceding paragraph, the Company may temporarily set the record date whenever necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.		3. In addition to the preceding two paragraphs, the Company may temporarily set the record date whenever necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 53, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

(Omitted.)	(No change.)

Article 15. (Preferred Stock Interim Dividends)	Article 15. (Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 54, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.	In respect of interim dividends provided for in Article 53, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 24. (Place where General Meetings of Shareholders shall be Convened) General meetings of shareholders shall be convened within the wards of Tokyo.	(Deleted.)

Article 25. to Article 29. (Omitted.)	Article 24. to Article 28. (No change.)

Article 30. (General Meetings of Holders of Classes of Stock)

1.                         (Omitted.)

2.                         (Omitted.)

3. The provisions of Articles 24 through 26 and 28 and the preceding article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 29. (General Meetings of Holders of Classes of Stock)

1.                        (No change.)

2.                        (No change.)

3. The provisions of Articles 24, 25 and 27 and the preceding article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 31. to Article 55. (Omitted.)	Article 30. to Article 54. (No change.)

-End-

Re: Payment of Dividends

Dividends shall be paid by either of the following methods.

- To receive dividends with a dividend voucher:

Please find the payment method described on the “Dividend Voucher” enclosed herewith and receive dividends at a counter of the Japan Post Bank Co., Ltd. or a post office, etc., nearest you.

* If you would like dividends to be sent to your account from next time, please make the necessary arrangements by contacting the securities company with which you have an account.

- If you have designated a transfer account:

Please see the dividend-related documents enclosed herewith.